UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ X ] Merger

[   ] Liquidation

[   ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:

PUTNAM MANAGED HIGH YIELD TRUST (“Managed High Yield Trust”)

3. Securities and Exchange Commission File No. 033-61388

Investment Company Act Registration No. 811-07658

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ X ] Initial Application          [     ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One Post Office Square
Boston, Massachusetts 02109

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

James E. Thomas, Esquire	Pelagia Ivanova, Esquire
Ropes & Gray LLP	Ropes & Gray LLP
One International Place	One International Place
Boston, MA 02110	Boston, MA 02110
(617) 951-7367; or,	(617) 951-7044

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a -1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Putnam Investment Management, LLC
One Post Office Square
Boston, Massachusetts 02109

(617) 292-1000

8. Classification of fund (check only one):

[ X ] Management company;

[   ] Unit investment trust; or

[   ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[   ] Open-end                 [ X ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

Putnam Investment Management, LLC
One Post Office Square
Boston, Massachusetts 02109

Putnam Investments Limited
57-59 St. James Street
London, England SW1A 1LD

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

N/A

13. If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es):     Not applicable

(b) Trustee's name(s) and address(es):        Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[    ] Yes          [ X ] No

If Yes, for each UIT state:
Name(s):
File No.:
Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ] Yes          [   ] No

If Yes, state the date on which the board vote took place:

May 12, 2006

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in Liquidation or Abandonment of Registration?

[ X ] Yes           [    ] No

If Yes, state the date on which the shareholder vote took place:

August 25, 2006

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ X ] Yes          [    ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

October 30, 2006

(b) Were the distributions made on the basis of net assets?

[ X ] Yes [ ] No

(c) Were the distributions made pro rata based on share ownership?

[ X ] Yes [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

[    ] Yes        [    ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

Has the fund issued senior securities?

[   ] Yes        [ X ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

[ X ] Yes       [   ]   No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ] Yes [ X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[   ] Yes [ X ] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[   ] Yes [   ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[   ] Yes [ X ] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $200,000

(ii) Accounting expenses: $16,300

(iii) Other expenses (list and identify separately):

Proxy:	Printing $11,054
Postage $6,242
Other $15,764

(iv) Total expenses (sum of lines (i)-(iii) above): $249,360

(b) How were those expenses allocated?

All fees and expenses, including legal and accounting expenses, proxy materials and proxy solicitation with respect to Managed High Yield Trust, the costs of liquidating portfolio securities of Managed High Yield Trust, any portfolio transfer taxes or other similar expenses incurred in connection with the consummation of the transaction, were borne by Managed High Yield Trust.

(c) Who paid those expenses?

Managed High Yield Trust paid for these expenses.

(d) How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[   ] Yes   [ X ] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[ X ] Yes  [   ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

1) BMCA

Adversary proceeding to avoid fraudulent transfer and to recover proceeds. The allegedly fraudulent transfer in question took place in 1994 when GAF Building Materials Corporation (“GAF BMC”), a predecessor of G-I, transferred substantially all of its operating assets to a wholly-owned subsidiary created for that purpose, Defendant Building Materials Corporation of America (“BMCA”). BMCA subsequently conveyed interests in such assets to other entities on more than one occasion, including (i) in or about 1999, when BMCA established and capitalized certain subsidiaries, Defendant Building Materials Investment Corporation (“BMMC”); and (ii) in December 2000, when BMCA, BMIC, and BMMC granted a first lien on substantially all of their assets in favor of certain lending banks and a second lien in favor of several entities, including Managed High Yield Trust, that held publicly issued notes issued by BMCA. The allegations state that the transfer in question took place to evade large actual and potential liabilities for pending and anticipated claims for personal injury torts and wrongful death attributable to asbestos and asbestos-containing products.

2) Adelphia

The Creditors Committee in the bankruptcy proceeding of Adelphia Communications Corporation is seeking leave of the Bankruptcy Court to file a complaint against the holders of the Adelphia and its affiliates’ senior secured bank debt and against the entities who arranged that debt for the purpose of subordinating it to the claims of the holders of those debtors’ high yield, trade and other unsecured debt. The defendants fall into three categories: (1) the investment banks and the agent banks that arranged the Adelphia and Regis Family Entity credit facilities; (2) the Co-Borrowing Lenders, banks that made loans directly to the Adelphia and Regis Family Entity co-borrowers; and (3) the assignees of the Co-Borrowing Lenders, including primarily mutual funds and other non-bank financial institutions that purchased bank loan assignments in the secondary market. Managed High Yield Trust holds Adelphia-related loans and falls in the third category. The complaint alleges that the investment banks and agent banks responsible for arranging the credit facilities structured co-borrowing facilities under which both Regis Family Entities and Adelphia businesses were entitled to borrow and were jointly and severally liable for all amounts borrowed. The allegations, which amount to claims of larceny, fraud, gross negligence, fraudulent transfer and other predicates of liability, state that those who arranged the credit facilities were aware that the Regis Family Entities would borrow against the credit of the Adelphia business co-borrowers and would dissipate the funds borrowed. The complaint also alleges that the banks had access to non-public information that should have made them aware of the accounting fraud at Adelphia. The complaint would have the court impute the knowledge and wrongful actions of the agents and lending banks to the assignees, including Managed High Yield Trust.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ] Yes    [ X ] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger: Putnam High Yield Trust ("High Yield Trust")

(b) State the Investment Company Act file number of the fund surviving the Merger:

Investment Company Act Registration No. 811-07658

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Registration No. 333-134423; Registration Statement on Form N-14 filed on May 24, 2006.

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Putnam Managed High Yield Trust, (ii) he is Executive Vice President, Principal Executive Officer, Associate Treasurer and Compliance Liaison of Putnam Managed High Yield Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/Charles E. Porter
_______________
Charles E. Porter
Executive Vice President, Principal Executive Officer,
Associate Treasurer and Compliance Liaison